TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

El Niño Ventures intersects 10 meters of  3.50% Cu and

5 meters of 1.90% Cu, in the Democratic Republic of Congo (DRC)

o Near surface high grade Cu in their 2007 drill program. o Significant geophysical targets delineated to be drill tested in 2008. o Follow up drilling planned to start April 2008.

February 1, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is very pleased to announce initial analytical drill results from the recently completed 6200m reverse circulation drill program on its 70% owned Research Permit 5217 in the DRC Congo. Analyses were carried out by ALS CHEMEX, Johannesburg, S.A. Quality control procedures were strictly adhered to and included taking drill chip samples directly from the drill return by the project geologist , placing them in sealed bags and sending them directly to ALS Chemex in Johannesburg by air freight, who carried out the preparation and analysis.

El Nino  currently holds a 70 % interest in four well located Research Permits, accessible by road from the town of  Lubumbashi in southern Congo. Each Permit is partially underlain by the  highly prospective Roan Formation which hosts most of the  important copper deposits in this area.. The accompanying map shows the general location of the licences, as well as the  location of the known principal targets delineated on permit 5217  and the focus of the drilling to date.

The Company has now received analytical results from three drill holes ANCU001, ANCU003, and ANCU004. (Values for ANCU002 are pending) completed during the 2007 drill campaign. Each of the three holes reported were drilled to a depth of 150m and inclined at -60o.

These results are the first received from the 2007 drill program which targeted a copper anomaly, artisanal workings and remote sensing anomalies on Permit 5217. The results published in this release specifically relate to drilling on the copper showing and results relating to drilling on the other targets will be reported when received. Significant copper intercepts in the three holes reported are as follows.

Hole	From	To	Width	Average CU% grade
ANCU001	12m	22m	10m	3.51%

(Note one of the component 1m sample analyses comprising this intercept was reported by ALS Chemex as greater than 10% Cu and this sample is being re-analyzed to obtain its exact value.  A value of 10% Cu was used for this particular sample in the reported intercept. Therefore this intercept is thought conservative will be subsequently revised and reported ).

Including	15m	19m	4m	7.24%
And	120m	149m	29m	0.30%
ANCU003	20m	30m	10m	0.25%
ANCU004	20m	25m	5m	1. 88%

Other results vary between 30 and 895 ppm Cu. Associated Co values are generally low (less than 1000 ppm).

Jean Luc Roy, President of El Nino states, “We are very pleased with these results as they confirm the presence of near surface high grade copper zones on the Permit. Substantial follow up drilling, planned to commence in April after the rainy season, will test numerous high priority targets delineated on the Permit.  The particular results reported come from our copper anomaly which is situated in the center of Permit 5217 along the southern edge of a major magnetic anomaly. Only four holes were completed in this area when drilling was stopped by the heavy rains, so we look forward to getting back to drilling off the mineralization in this area in April. Other results are expected over the next weeks and we will report these as they become available. In 2008 our drill program will test other areas within Permit 5217 and will also test geophysical targets identified on Permits 5214 and 5215.”

The content of this press release has been reviewed by Mr. Benoit M Violette, geo, consulting geologist and the Qualified Person under NI-43-101.

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned Copper Belt in the Democratic Republic of Congo. In addition to our copper projects in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

On Behalf of the Board of Directors Jean Luc Roy, President and CEO	Further information: Tel: + 1.604.683.4886 Toll Free: 1.877.895.6466 Fax: +1.604.683.4887 Email: info@elninoventures.com Or visit : www.elninooventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.